Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com

April 25, 2023

Via EDGAR

Melissa McDonough
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc. (“PFI”) and Principal Variable Contracts Funds, Inc. (“PVC”) (individually the “Registrant” and collectively the “Registrants”)
Response to SEC Staff Comments for Registrants
File Nos. 033-59474, 811-07572 and 002-35570, 811-01944

Dear Ms. McDonough,

This letter responds, on behalf of the Registrants, to the comments of the Staff of the Securities and Exchange Commission, which you communicated via telephone on March 30, 2023.

Comment 1. With respect to the Form N-CSRs filed for all Registrants, please refile to ensure that the certification language required by Item 13(a)(2) includes updated language required by Item 4(d).

Response: The Registrants will file amended Form N-CSRs to include updated certifications.

Comment 2. With respect to all Registrants, Item 4 of Form N-CSR requires preapproval of accounting and service fees described under Items 4(b) through 4(d) and requires the percentage to be disclosed under Item 4(e)(2). No percentage was disclosed in the filings. Please confirm in correspondence that the disclosures made with respect to this item are accurate.

Response: The Registrant confirms that no services were provided that required reporting pursuant to item 4(e)(2) of Form N-CSR (0%). On a go-forward basis, the Registrant will include a percentage in response to this item of Form N-CSR.

Comment 3. With respect to the N-CSRs filed for the PVC LargeCap Growth Account I on February 24, 2023 and the PFI LargeCap Growth Fund I on December 28, 2022, we note that both identified as non-diversified. However, it appears that both funds operated as diversified funds. Please confirm that that such funds will receive shareholder approval prior to changing the status back to non-diversified if the funds operate as diversified funds for more than 3 years.

Response: Confirmed.

Comment 4. With respect to the N-CSR filed on February 24, 2023, for the PVC US LargeCap Buffer October Account, we note that the fund launched in September of 2022 and that such fund had an overdraft on 12/31/22 which represented 22% of such fund’s net assets at year end. Please describe in correspondence why the fund had such a large overdraft and if it had an impact on liquidity or ability to meet redemptions.

Response: The Account had a large overdraft due to large redemptions requests. There was no impact on liquidity or the Account’s ability to meet the redemption requests due to the requests. The Registrant notes that additional procedures have been implemented for the Account and that the Account has been added to the Funds’ line of credit agreement to ensure sufficient liquidity to meet future redemption requests.

Comment 5. With respect to the N-CSR filed for the PFI-SAM Flexible Income portfolio, we note that the objective included in the Management Discussion of Fund Performance (MDFP) differs from the objective noted in the fund’s prospectus. Please explain such difference.

Response: The incorrect MDFP was filed for the PFI-SAM Flexible Income Portfolio. The correct MDFP will be filed by amendment.

Comment 6. With respect to the N-CSR filed on December 28, 2022, for the PFI funds, please confirm that the funds have appropriate disclosure of interest income and expense related to interfund lending and borrowing specific to ASC 850 and Regulation S-X: 4-08(k). The notes to financial statements indicate that interest income is included in interest income on the Statement of Operations, but no dollar value is noted, and interest expense is included in other expenses on the Statement of Operations. Please note reference specific to related party transactions and disclosures.

Response: The Registrant confirms that the notes to financial statements include disclosure with the location of the interfund lending income and expense on the financial statements. Going forward, the Registrant will provide additional information in the notes to financial statements, related to interest income and expenses on interfund lending and borrowing.

Comment 7. With respect to the N-CSR filed for the PFI- Diversified Real Asset Fund and the PFI- Global Multi-Strategy Fund on October 27, 2022, we note that the financials of such funds each include a consolidated wholly owned subsidiary, however the financial highlights of each fund do not note such consolidation. Please confirm that the financial highlights reflect consolidation.

Response: The Registrant confirms that the financial highlights reflect the consolidation of wholly-owned subsidiaries and will add a footnote, going forward, denoting that such financial highlights include a consolidated subsidiary.

Comment 8. With respect to the PFI N-CSR filed on October 27, 2022, we note that several funds disclose REIT holdings. Please consider adding disclosure to state that the distributions the funds receive from REITs may be classified as dividends, capital gain or return of capital.

Response: Registrant will add such disclosure on a go forward basis.

Comment 9. With respect to the N-CSR filed for the PFI- Global Multi-Strategy Fund on October 27, 2022, please confirm that the funds investing in other registered investment companies have disclosed distributions of realized gains from other investment companies separately pursuant to Regulation S-X: 6-07.7(b)

Response: The Registrant confirms that there were no distributions of capital gains received from other investment companies for the Global Multi-Strategy Fund during the fiscal year ending August 31, 2022.

Comment 10. With respect to the N-CSR filed for the PFI- Origin Emerging Markets Fund on October 27, 2022, given the amount of reclaims receivables disclosed, please disclose in correspondence the countries that owe receivables and how the Registrant monitors the collectability of such receivables.

Response: The foreign tax refund receivables are owed by India. A portion relates to the India financial year ending March 31, 2022 and the remaining portion relates to estimates for the India financial year ending March 31, 2023. The India tax authorities stipulate a certain percentage of taxes owed be paid in advance every quarter. For the period from April 1, 2022 through August 31, 2022, the Fund’s estimated tax liability is less than the advance tax payments and withholding at source, resulting in an estimated refund receivable. The Fund has engaged a local India tax agent to assist with India tax requirements, including the annual filing of an India tax return, as well as tax refund claims. The Registrant has determined, based on its experience filing India tax returns for over fifteen years and receiving notifications and refunds from the India tax authority, it is more likely than not that India will pay the tax refunds.

Comment 11. With respect to the most recent N-CEN filings for the Registrants, item B.22 indicated that several funds had a net asset value error during the period which required shareholder reprocessing. The notes to financial statements did not contain disclosures of such NAV errors. Please describe the nature and circumstances of the error, internal control implications, and amounts reimbursed, if any. If there was a reimbursement, please explain why such reimbursement were not disclosed in the financial statements.

Response: Principal Global Investors, LLC, the investment adviser to the applicable mutual funds, detected a price error on March 7, 2022 that required shareholder reprocessing pursuant to the Net Asset Value Error Policy, for nine portfolios. The error occurred due to incorrect valuations on international equity securities. Additional controls were added to the valuation process which include an automated exception within the fund accounting application. There was no disclosure of the amounts reimbursed ($40,857) in the applicable financial statements because those amounts were immaterial.

Comment 12. With respect to the N-CEN filed for the PFI International Equity Index Fund on November 10, 2022, we note that such fund reported less than 10 entities with Principal Transactions pursuant to N-CEN item C.17. Please confirm if the response is accurate.

Response: The Registrant confirms that the response that was reported on N-CEN is accurate. During the period, International Equity Index Fund executed 2 trades, each with a different broker that are were reported for item C.17.

Please call me at 515-235-9328 if you have any questions.

Sincerely,

/s/ Adam Shaikh

Adam Shaikh
Assistant Counsel and Assistant Secretary, Registrants
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